Main 212.407.4000 345 Park Avenue New York, NY 10154-1895
FACSIMILE

Date:	March 20, 2008		Time:	4:45PM
To:	John J. Harrington Securities and Exchange Commission		Fax: Phone:	202.772.9205 202.551.3576
From:	Norwood P. Beveridge, Jr.
	Personal ID: Client/Re:	11024 210803-10001	Fax: Phone:	212.202.7829 212.407.4970

MESSAGE TO ADDRESSEE:

As we discussed earlier today on our telephone conversation, attached please find revised pages to China Cablecom Holdings, Ltd’s Registration Statement on Form S-4 (File No. 333-147038) which we believe respond to each of the comments set forth by the Staff.

Also attached is an acceleration request regarding the Registration Statement. Please let us know if you have any further questions or concerns.

regulation. The Chinese government may not continue to pursue these policies or may significantly alter them to China Cablecom’s detriment from time to time without notice. Changes in policies by the Chinese government that result in a change of laws, regulations, their interpretation, or the imposition of high levels of taxation, restrictions on currency conversion or imports and sources of supply could materially and adversely affect China Cablecom’s business and operating results. The nationalization or other expropriation of private enterprises by the Chinese government could result in the total loss of our investment in China.

Certain of the projections provided to Jaguar management and its financial advisor are unreliable.

During the due diligence investigation of China Cablecom, management of Jaguar and its financial advisor Navigant Capital were provided with certain forward-looking information concerning the projected operating results for the business of Binzhou Broadcasting for the years ended 2007 through 2011. This forward-looking information was prepared by management of China Cablecom based on historical financial results of the networks comprising Binzhou Broadcasting and assuming certain growth rates in revenues and direct and indirect expenses. The level of revenue and EBITDA expected for 2007 in the projections, however, is much more than that actually reported by China Cablecom, which may be an indication that the projections contain overly aggressive assumptions regarding growth or underestimate expenses necessary to run the business of Binzhou Broadcasting. Actual revenue and EBITDA for 2007 were 39% and 49% lower, respectively, than the projected amounts. Had the subsequent actual results been used in performing this analysis, the implied enterprise value of Binzhou Broadcasting would have been, on average, approximately 20% lower than as determined using the projected results for 2007 in Navigant Capital’s comparable company analysis. As the forward-looking information was used by both the Board of Directors of Jaguar in determining that the Business Combination met the conditions set forth in its certification of incorporation that an acquisition candidate must have a fair market value of at least 80% of the assets of Jaguar at the time of acquisition and by Navigant Capital in preparing its fairness opinion regarding the Business Combination, to the extent the actual results for years subsequent to 2007 differ significantly from the projected results, there could be adverse consequences to China Cablecom in the future. These consequences could include potential claims by shareholders seeking to have their shares repurchased at the redemption amount if the stock of China Cablecom trades below its expected level based on such projections, based on the theory that the Business Combination was not a qualifying transaction under Jaguar’s certificate of incorporation or other claims against Jaguar’s former directors for violating their fiduciary duties to shareholders in recommending a transaction that was not fair to shareholders. Although we would disagree that any such breach of the certificate of incorporation or directors duties ocurred, neither Jaguar nor China Cablecom can assure you that any such claims would be resolved in our favor. The fact that the Navigant Capital opinion on which the Board of Directors is relying in recommending the Business Combination for shareholder approval is based, in part, on forward-looking information that has turned out to be inaccurate and has not been updated subsequent to the availability of the actual result for 2007 may create even greater risk to China Cablecom and the directors of Jaguar in this regard. Further, Jaguar’s Board of Directors is not seeking an updated fairness opinion from Navigant Capital. Any such claims, even if ultimately unsuccessful, would divert financial resources and management’s time and attention from the business of China Cablecom.

Foreign exchange regulations in the PRC may affect China Cablecom’s ability to pay dividends in foreign currency or conduct other foreign exchange business.

Renminbi, or RMB, is not presently a freely convertible currency, and the restrictions on currency exchanges may limit China Cablecom’s ability to use revenues generated in RMB or to make dividends or other payments in U.S. dollars. The PRC government, through the State Administration for Foreign Exchange (‘‘SAFE’’), regulates conversion of RMB into foreign currencies. Currently, Foreign Invested Enterprises (such as China Cablecom) are required to apply for ‘‘Foreign Exchange Registration Certificates’’ and to renew those certificates annually. However, even with that certification, conversion of currency in the ‘‘capital account’’ (e.g. for capital items such as direct investments or loans) still requires the approval of SAFE. There is no assurance that SAFE approval will be obtained, and if it is not, it could impede China Cablecom’s business activities.

Criterion		China Cablecom
1	Business sectors served: highest priority given to the credit and debit card industry.	Does not meet
2	Markets served: highest priority given to U.S. and Asian companies.	Meets criterion
3	Products offered to include one or more of the following: software, infrastructure or analytics that are competitively positioned, scalable with a strong brand positioning.	Meets criterion
4	Annual sales: minimum of $10 million.	2007 projected revenue of China Cablecom of $11.4 million*
5	Annual sales growth: minimum of 20% organic growth.	Does not meet*
6	EBITDA: minimum of $5 million.	2007 projected EBITDA of China Cablecom of $4.1 million*
7	Competitive positioning: market leadership or potential for market leadership.	Leader in market
8	Barriers to entry: high.	Very high barriers to entry
9	Location: United States or Asia.	Meets criterion
10	Relative attractiveness: to investors and to other targeted companies.	Very high relative attractiveness
11	Opportunities/Potential: for revenue growth, for improving margin percentages, and for accelerated growth thru acquisition.	Very high
12	Target company management: senior management understands the value of a special purpose acquisition company and the growth opportunities afforded by a merger.	Meets criterion
13	Target company deal readiness: high degree of readiness to do a transaction.	Meets criterion
14	Deal structure: issue new shares; minimize the amount of cash used in the transaction.	Meets criterion

*	Although the criteria listed as five and six in the table were not met, Jaguar’s management believed that the minimum annual sales results and EBITDA criteria (which only exhibited a slight discrepancy), will likely be obtained in 2008 based on the successful conversion of analog subscribers to digital subscribers. Actual revenue of Binzhou Broadcasting for 2007 was $7.0 million and EBITDA was $2.1 million, based on China Cablecom’s 60% interest in Binzhou Broadcasting.

In addition, while annual sales growth of 20% is only attainable by China Cablecom based on an expansion of its business, the likelihood of growth through acquisition is much stronger in the case of the consolidating PRC cable industry, particularly in light of the experience possessed by the management team of China Cablecom.

At the October 31, 2007 meeting, Jaguar’s directors unanimously agreed to enter into an agreement with China Cablecom and Mr. Ng to acquire their entire interest in China Cablecom.

Among other things, the board of directors reviewed the latest forms of Merger Agreement, the disclosure schedules, the fairness opinion and the due diligence materials. The Board gave management the authority to enter into the Merger Agreement, subject to final negotiation and legal review, and the board also unanimously recommended the approval of the Merger Agreement, the re-domestication merger, the stock option plan and the Performance Shares to the stockholders.

On December 11, 2007, the September 30, 2007 interim financial statements for Binzhou Broadcasting were made available to Jaguar. They confirmed the shortfall in performance that was anticipated by Jaguar after the reporting of financial performance for the first six months of 2007. Revenues for the period were $5.5 million, based on paying subscribers of 384,510, a reduction in paying subscribers from the prior year which were 438,377. Further, the number of subscribers moving to digital service were approximately 4,000 in contrast to the 21,000 digital subscribers anticipated. These results are more fully described in the results of operation discussion for Binzhou Broadcasting on page 135 as are the actions taken by China Cablecom subsequent to their taking operational control in October 2007 described in the section entitled ‘‘China Cablecom Management Discussion & Analysis’’ under Controls and Procedures Issues on page 129. Mr. Ng and Mr. Pu reported to Jaguar that the decrease was due to a decrease in paying subscribers, principally at Zouping Cable Network Center (‘‘Zouping’’) prior to the acquisition because of competing demands on employees’ time and management resources due to transfer of ownership and change in leadership. They indicated there those were no reductions in the total number of households receiving cable TV in Zouping, but one-time disruptions in the collection process which prevented recognition of revenue. Similar demands on employee and management time across the network prior to the acquisition by China Cablecom delayed the introduction of digital services and expansion of the subscriber base until the acquisition of Binzhou SOE operations were completed at the beginning of the fourth quarter of 2007. Discussions with candidates for chief financial officer and financial controller with SEC reporting and US GAAP experience were in process and the individuals subsequently hired. China Cablecom management indicated that by 2007 the deterioration in revenue recognition had been reversed. They predicted that revenues for the full year were expected to be approximately $7.0 million instead of the $11.4 million originally forecasted and a commensurate reduction in EBITDA was also anticipated. Upon China Cablecom’s taking of ownership on October 1 and implementing changes in controls and procedures, they reviewed the forecasts for revenue and profit performance for 2008 revenues and beyond they provided to Jaguar on June 26, 2007 and maintained that they are still valid.

Jaguar questioned Mr. Ng and Mr. Pu at length on the developments in Binzhou as follows:

•	conducted a line-by-line review of China Cablecom forecasts for 2008 and beyond,

•	reviewed critical assumptions,

•	reviewed the plans for adoption of digital services, increasing the breath of the network (i.e. homes passed, plans for increasing the number of paying subscribers),

•	reviewed policies and procedures put in place from the time the first discrepancies were found, plans for future policies and procedures associated with collections,

•	made inquiries to its financial consultants who were performing audit support activities in Binzhou, and

•	considered the need to update the fairness opinion.

As a result of the deliberations and inquiries stated above and the belief that future projections of Binzhou Broadcasting performance were still realistic and obtainable, Jaguar decided that the fundamentals of the business had not changed and continued to be valid. Further, on February 22, 2008, Jaguar received the audited financial statements of Binzhou Broadcasting and China Cablecom which confirmed management’s prior conclusions made on December 11, 2007.

These financial statements reflected actual revenues for the operations of Binzhou Broadcasting for 2007 of $7.0 million and EBITDA of $2.1 million, based on China Cablecom’s 60% interest in Binzhou Broadcasting. As these results were very closely in line with the results anticipated at the time of Jaguar’s discussions with Messrs. Ng and Pu in December, Jaguar determined that no further due diligence would be necessary at that time.

In light of this analysis, combined with the proposed remedies that had been discussed with Messrs. Ng and Pu regarding information and accounting systems and the fact that a new chief

	Securities in which named individual has a pecuniary interest		Value of such securities as of March 14, 2008 ($)		Aggregate Initial Purchase Price of Securities ($)		Gain on Securities as of March 14, 2008
Name	Shares	Units	Shares	Units	Shares	Units	($)
Jonathan Kalman	116,667	27,222	$805,002	$332,108	$3,850	$163,332	$969,929
James S. Cassano	83,333	19,445	574,998	237,229	2,750	116,670	692,807
C. Richard Corl	100,000	23,334	690,000	284,675	3,300	140,004	831,371
John J. Hoey	25,000	5,833	172,500	71,163	825	34,998	207,840

Jaguar’s Reasons for the Redomestication Merger and Business Combination and Recommendation of the Jaguar Board

Jaguar’s Board of Directors concluded that the Merger Agreement with China Cablecom is in the best interests of Jaguar’s stockholders.

Jaguar’s Board of Directors considered a wide variety of factors in connection with its evaluation of the merger. Many of those factors, such as the international experience and operational expertise of China Cablecom’s management were not quantifiable. Those that could be quantified, such as the value of the company if certain projections of net income levels and earnings multiples were achieved based on assumed price/earnings ratios, were quantified, and some of the factors considered, such as historical growth rates, were inherently quantitative in nature. Jaguar’s Board of Directors did not consider it useful to assign relative weights to each of the specific factors it considered in reaching its decision. Jaguar’s Board of Directors focused instead on evaluating the relative collective weight of the positive factors (of which there were many) and the negative factors (of which there were very few) in making its decision, in light of the fact that the pricing of the transaction would provide value to Jaguar’s stockholders in excess of the redemption value of their stock.

Among the factors that the Jaguar Board of Directors considered in connection with its evaluation of the Business Combination were: 1) the onsite due diligence visit to Binzhou and surrounding areas made by Messrs. Kalman, Cassano and Propper in May 2007; 2) the analyses and discussion with Orrick regarding the structure of a foreign investment in a PRC media company; 3) the qualitative analysis of China Cablecom’s management including vision, strategy, priorities and work ethic; 4) the quantitative analysis of China Cablecom’s revenue and projections; 5) a qualitative comparison of the proposed China Cablecom transaction to the criteria established by Jaguar in May 2006, and 6) various analyses provided by Navigant Capital in regards to the fairness opinion. In addition, due diligence performed by consultants was considered. Jaguar’s board noted that certain comparable company and comparable transaction analysis (outside of China) performed by Navigant Capital indicated values below the merger consideration, Jaguar’s board also noted that several of the analyses resulted in broad ranges of values and that varying assumptions and discounts were utilized by Navigant Capital. It should be noted that neither the Board of Directors nor Navigant Capital considered in its analysis the potential issuance by China Cablecom of up to 8,120,000 additional ordinary shares to certain of its officers and directors (or other affiliates) upon its achievement of EBITDA financial goals for fiscal years 2008 through 2011 as consideration for the Business Combination, The fairness opinion delivered by Navigant Capital on October 22, 2007, subsequently confirmed in writing on October 25, 2007, was based on information, projections and assumptions available to Jaguar’s management and Navigant as of the date of the opinion. Since that date, China Cablecom’s financial performance for 2007 has declined substantially as compared to the financial forecast relied upon by Navigant Capital in performing certain aspects of the analysis contained in its opinion, including revenue and EBITDA being 39% and 49% lower, respectively, than the projected amounts. Had the subsequent actual results been used in performing this analysis, the implied enterprise value of Binzhou Broadcasting would have been, on average, approximately 20% lower than as determined using the projected results for 2007 in Navigant Capital’s comparable companies and comparable transactions analyses.

Jaguar’s board considered these assumptions and discounts and deemed them reasonable given that there was no exact comparable company against which Navigant Capital could make a direct

Administration of Radio, Film and Television (SARFT). For example, raising subscription fees could be difficult because any raise in pricing of products and services has to be approved by the local price bureau or government regulatory body. The board decided that this factor was offset by the fact that China Cablecom operated in a monopolistic environment and therefore had a significantly lower cost of marketing and sales.

The Board of Directors concluded that, after the transaction is complete, the consolidated strength of the merger of Jaguar and China Cablecom overcomes the negative factors that the Board of Directors had identified in its analysis.

Satisfaction of the 80% Test

It is a requirement that any business acquired by Jaguar have a fair market value equal to at least 80% of Jaguar’s net assets at the time of acquisition, which assets shall include the amount in the trust account. Based on standards generally accepted by the financial community, including the financial analysis of China Cablecom which was generally used to approve the Business Combination, Jaguar’s Board of Directors determined that 80% test requirement was met and exceeded.

As described above, the Board of Directors valued China Cablecom at approximately $45.1 million to $49.2 million, based on its comparable company and multiple analysis. This value substantially exceeds the $21.2 million value required to meet the 80% test. The board noted that it based its calculation on the most conservative assumptions regarding China Cablecom’s growth potential and thus it felt comfortable with its decision.

The comparable company and multiple analysis performed by the Board of Directors was based on information, projections and assumptions available to Jaguar’s management as of the date of the meeting. Since that date, China Cablecom’s financial performance for 2007 declined substantially as compared to the financial forecast relied upon by the Board of Directors in reviewing certain aspects of this analysis, including actual revenue and EBITDA for 2007 being 39% and 49% lower, respectively, than the projected amounts. As the management of Jaguar views the differences between the projected amounts and the actual results to be caused by temporary adverse effects on the business arising from transition issues which have been remedied and in light of the fact that valuation analysis is typically performed on a prospective rather than historical basis to emulate market behavior in the equity capital markets, the Board of Directors has not revisited the valuation using actual 2007 results (which would have yielded a valuation of approximately $23.1 million to $25.2 million, still in excess of the threshold), as 2008 projections similarly support the conclusion that the 80% test will be met at the time of the consummation.

The Jaguar Board of Directors believes, because of the financial skills and background of several of its members (including the experience of Jaguar’s Chairman and CEO in managing a media and telecommunications entity where the former Vice Chairman of Comcast and the Chairman of Liberty Media were on the advisory board), it was qualified to perform the valuation analysis described above and to conclude that the acquisition of China Cablecom met this requirement. Further, the Board of Directors believes that another means of determining the fair market value of a business is to examine the consideration that a buyer would view as fair to pay for the acquisition of that business. Navigant Capital determined that the consideration of $26.571 million it viewed as being paid for the Business Combination is fair from a financial point of view to Jaguar (based on information, projections and assumptions available to it at the time, some of which may prove to be inaccurate in certain respects), which exceeds the $21.2 million value required to meet the 80% test.

Transaction Costs

Jaguar anticipates that it will incur total transaction costs of approximately $2.5 million. Such costs do not include transaction costs of approximately $1.5 million anticipated to be incurred by China Cablecom. Approximately $271,000 of the $436,000 in non-contingent anticipated costs has been incurred and recorded as of March 14, 2008. The $436,000 primarily relates to the Navigant Consulting fairness opinion fee, including expenses, of $203,016 which has been paid, accountants and valuation consultants’ fees, road show expenses, printer fees and other miscellaneous expenses.

CHINA CABLECOM HOLDINGS, LTD.

17 State Street

New York, New York 10016

March 20, 2008

Michele Anderson, Legal Branch Chief United States Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:

China Cablecom Holdings, Ltd. (the “Company”)
Registration Statement on Form S-4 (Registration No. 333-147038) (the “Registration Statement”)

Dear Ms. Anderson:

The Company hereby requests that the effective date and time of the above referenced Registration Statement be accelerated to 4:00pm on March 21, 2008 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

The Company acknowledges that (i) should the Commission, or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, such declaration does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

CHINA CABLECOM HOLDINGS, LTD.

By: /s/ Clive Ng

Name:  Clive Ng

Title:  Chairman and President